

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2013

<u>Via e-mail</u>
W. Allen Bennett
UCP, Inc.
6489 Camden Avenue, Suite 204
San Jose, CA 95120

> **Re:** **UCP, Inc.**
> **Amended Registration Statement on Form S-1**
> **Filed June 14, 2013**
> **File No. 333-187735**

Dear Mr. Bennett:

We have reviewed your amended registration statement and have the following comments.

<u>Risk Factors, page 19</u>

<u>We do not intend to pay dividends on our Class A common stock for the foreseeable future, page 43</u>

1. We note your disclosure in the second paragraph under this heading that in the event that "there is insufficient cash to make pro rata tax distributions to PICO and UCP, Inc. in an amount that would allow PICO to pay its taxes on its allocable share of the taxable income of UCP, LLC, PICO would receive a larger distribution than UCP, Inc. would receive." Please clarify the manner in which PICO's larger distribution would be calculated, and whether it is possible that UCP, Inc. may not receive any distribution as a result.

<u>Unaudited Pro Forma Financial Information, page 55</u>

2. For adjustment (6), please disclose why you are allocating a portion of the net cash proceeds from the offering to noncontrolling interests.

3. We note your response to comment eight in our letter dated June 4, 2013. In a similar manner to your response, please disclose how you will determine the number of UCP, LLC Series A units that PICO will receive for their membership interests in UCP, LLC.

4. We note your response to comment 10 in our letter dated June 4, 2013. In regards to the additional base salary and cash bonuses payable to certain employees other than Messengers Bogue, La Herran, and Fletcher, please tell us how you determined the adjustment amounts given there are no employment agreements. Please also help us

better understand how you determined these adjustments are factually supportable. Refer to Rule 11-02(b)(6) of Regulation S-X.

5. We note your response to comment 11 in our letter dated June 4, 2013. Given that you indicate all of the net proceeds from the offering will be used for general corporate purposes, please do not include any offering shares in your determination of pro forma EPS. Please instead disclose that these offering shares were not included in your computation given your intention to use all of the net proceeds for general corporate purposes. Please also disclose the number of Class A restricted stock units that have been excluded from your determination of pro forma diluted EPS for anti-dilution reasons.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 65

6. We reissue comment 26 of our letter dated April 30, 2013 and comment 13 of our letter dated June 4, 2013. Please provide greater clarity on the "varying degrees" that your various markets are benefitting from the trends you identify, and the expected impact on your operating performance and community count.

Liquidity and Capital Resources, page 75

7. We reissue comment 15 of our letter dated June 4, 2013. We note that your revised disclosure reflects your plan to open additional communities and enter into purchase contracts, as well as discussion of how you may meet your anticipated capital needs. Please revise to provide an enhanced discussion of your anticipated capital needs.

Certain Relationships and Related Party Transactions, page 152

UCP, LLC Limited Liability Company Operating Agreement, page 152

8. We note your deletion, here and above, of your reference to the calculation of the tax distribution being based upon an assumed tax rate equal to the highest marginal effective rate of federal, state, and local taxes. Please advise as to whether this is no longer the basis upon which the distribution will be calculated, and if so, what the new basis will be.

Principal Stockholders, page 159

9. Please advise us of your basis for omitting the restricted stock units disclosed in the footnotes from this table.

Financial Statements

Notes to the Financial Statements

Note 11. Unaudited Pro Forma Net Loss per Share, page F-19

10. We note your response to comment 19 in our letter dated June 4, 2013. We remind you that there are limited situations in which pro forma financial information would be expected to be presented alongside historical financial statements. Given that there was no net impact of becoming a taxable entity on your pro forma tax and net loss per share amounts and there are no planned distributions to owners or other expected material reductions to equity, please remove the presentation of pro forma net loss per share information from your historical financial statements. Please continue to include disclosure in the notes to the financial statements which explains why you do not expect the change to a taxable entity to have any impact to your tax and net loss per share amounts.

You may contact Nudrat Salik at (202) 551-3692 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202) 551-3791 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Bartholomew A. Sheehan, Esq. (*via e-mail*)
        Sidley Austin LLP